SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2017 to March 31, 2017)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	April 2014	AA	NICE Information Service Co., Ltd. (AAA ~ D)
September 2014
April 2015
June 2016
September 2016
	March 2014	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2015
April 2016
	March 2014	AA	Korea Ratings Corporation (AAA ~ D)
September 2014
May 2015
April 2016
September 2016

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2016	A1	Korea Ratings Corporation (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2017)

There were no changes to our issued capital stock during the quarterly reporting period ended March 31, 2017.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of March 31, 2017)

Description		(Unit: share) Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2017 Q1	2016	2015
Par value (Won)		5,000	5,000	5,000
Profit for the period (million Won)(1)		633,490	906,713	966,553
Earnings per share (Won)(2)		1,770	2,534	2,701

Total cash dividend amount for the period (million Won)		—	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	19.73%	18.51%
Cash dividend yield (%)(4)	Common shares	—	1.58%	1.97%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the period attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the period attributable to the owners of the controlling company.
(4)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2017, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2017, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2017 Q1 consolidated operating results highlights

(Unit: In billions of Won)
2017 Q1	Display business
Sales Revenue	7,062
Gross Profit	1,719
Operating Profit	1,027

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2017 Q1	2016	2015
Panels for Televisions(1)	30.0%	28.2%	25.4%
Panels for Monitors	36.6%	36.6%	39.0%
Panels for Notebook Computers	25.3%	27.8%	27.3%
Panels for Tablet Computers	33.4%	24.1%	22.5%

Total	30.6%	29.4%	27.7%

Source: Large-Area Display Market Tracker (IHS Technology)

(1)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD”) OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition Ultra HD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2017 Q1 (%)
Display	Product/Service/Other sales	Display panel (Overseas(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	6,519 (92.3%)
		Display panel (Korea(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	543 (7.7%)

Total					7,062 (100.0%)

•	Period: January 1, 2017 ~ March 31, 2017.
(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the first quarter of 2017 decreased by approximately 5% compared to the fourth quarter of 2016, largely as a result of a comparative decrease in the shipment of small- and medium-sized panels, which generally have higher selling prices per square meter of net display area compared to other panels, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

			(Unit: US$ / m2)
Description	2017 Q1	2016 Q4	2016 Q3	2016 Q2
Display panel(1)(2)	608	642	555	504

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

				(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	757	20.9%	HeeSung Electronics, etc.
		Polarizers		539	15.4%	LG Chem, etc.
		Glass		353	10.8%	NEG, Asahi Glass, etc.
		Printed circuit boards		396	10.4%	Korea SMT, etc.
		Others		1,670	42.5%

Total				3,715	100.0%

•	Period: January 1, 2017 ~ March 31, 2017.
(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2017 Q1(1)	2016(2)	2015(2)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	2,334	9,906	9,781

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

		(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2017	2016	2015
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	2,212	8,996	8,609

•	Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2017 Q1	Actual working hours in 2017 Q1	Average utilization ratio
Gumi	2,160(1) (90 days)(2)	2,088(1) (87 days)(2)	96.7%
Paju	2,160(1) (90 days)(2)	2,160(1) (90 days)(2)	100.0%
Guangzhou	2,160(1) (90 days)(2)	2,160(1) (90 days)(2)	100.0%
Ochang	2,160(1) (90 days)(2)	1,824(1) (76 days)(2)	84.4%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2016, our total capital expenditures on a cash out basis was ~~W~~3.7 trillion. Our total capital expenditures on a cash out basis in 2016 was higher than in 2015, primarily to fund the expansion of our large-sized and small- and medium-sized OLED panel production capacities and construction of our P10 fabrication facility in Paju, Korea. In 2017, we plan to continue capital expenditures to lead the market for OLED panels, prepare for mass production of future display products and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2017 Q1	2016	2015
Display	Products, etc.	Display panel	Overseas(1)	6,519	24,679	26,166
			Korea(1)	543	1,825	2,218

			Total	7,062	26,504	28,384

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of March 31, 2017, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries à Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. à System integrators and end-brand customers à End users

•	LG Display HQ and overseas manufacturing subsidiaries à System integrators and end-brand customers à End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, commercial (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) à Headquarter is notified à Manufacture product à Ship product (overseas sales subsidiaries, etc.) à Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry—wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	As of March 31, 2017, we have entered into an aggregate of US$100 million in Won/US$ forward foreign exchange contracts with Shinhan Bank and HSBC, for which we have not applied hedge accounting.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~593 million with respect to foreign exchange derivative instruments held as of March 31, 2017.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of March 31, 2017, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~205 million with respect to interest rate derivative instruments held as of March 31, 2017.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
	Items	2017 Q1	2016	2015
	Material Cost	148,821	677,423	679,603
	Labor Cost	153,042	479,650	510,455
	Depreciation Expense	65,373	136,826	196,799
	Others	58,770	129,348	159,983

	Total R&D-Related Expenditures	426,006	1,423,247	1,546,840

Accounting Treatment(1)	Selling & Administrative Expenses	210,550	880,794	995,336
	Manufacturing Cost	149,645	220,165	324,437
	Development Cost (Intangible Assets)	65,811	322,288	227,067

	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	6.0%	5.4%	5.4%

(1)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs, and the amounts for 2015 have been restated.

B.	R&D achievements

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch Full HD (“FHD”))

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first four-sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first Low Temperature Polycrystalline Silicon (“LTPS”) Advanced High Performance IPS (“AH-IPS”) photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS Quad HD (“QHD”) smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD Gate in Panel (“GIP”)/Double Rate Driving (“DRD”) product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first in-TOUCH LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first in-TOUCH a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four-sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first four-sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 µm (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four-sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four-sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four-sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (“HDR”))

(7)	Developed Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four-sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four-sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four-sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smartphone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first Ultra HD DRD product (50-inch Ultra HD)

•	Utilized Ultra HD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smartphone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

10.	Intellectual Property

As of March 31, 2017, our cumulative patent portfolio (including patents that have already expired) included a total of 32,071 patents, consisting of 15,109 in Korea and 16,962 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2016 to the Korean government in March 2017 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2016	2015	2014
Greenhouse gases	5,851	7,348	7,537
Energy	60,430	60,146	60,002

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. In 2016, we were assessed an additional fine of ~~W~~10 million in connection with such accidental exposure for other violations of the Occupational Health and Safety Act. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

		(Unit: In millions of Won)
Description	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Current assets	9,647,152	10,484,186	9,531,634
Quick assets	7,363,983	8,196,401	7,179,965
Inventories	2,283,169	2,287,785	2,351,669
Non-current assets	15,158,049	14,400,150	13,045,526
Investments in equity accounted investees	119,699	172,683	384,755
Property, plant and equipment, net	12,951,479	12,031,449	10,546,020
Intangible assets	849,541	894,937	838,730
Other non-current assets	1,237,330	1,301,081	1,276,021

Total assets	24,805,201	24,884,336	22,577,160

Current liabilities	6,869,244	7,058,219	6,606,712
Non-current liabilities	4,227,034	4,363,729	3,265,492

Total liabilities	11,096,278	11,421,948	9,872,204

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,455,040	9,004,283	8,158,526
Other equity	(305,211)	(88,478)	(5,766)
Non-controlling interest	518,902	506,391	512,004

Total equity	13,708,923	13,462,388	12,704,956

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	7,062,162	26,504,074	28,383,884
Operating profit	1,026,877	1,311,416	1,625,566
Operating profit from continuing operations	679,497	931,508	1,023,456
Profit for the period	679,497	931,508	1,023,456
Profit attributable to:
Owners of the Company	633,490	906,713	966,553
Non-controlling interest	46,007	24,795	56,903
Basic earnings per share	1,770	2,534	2,701
Diluted earnings per share	1,770	2,534	2,701
Number of consolidated entities	20	19	18

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)
Description	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Current assets	7,805,248	8,712,575	8,246,330
Quick assets	6,198,341	7,005,592	6,396,117
Inventories	1,606,907	1,706,983	1,850,213
Non-current assets	13,772,891	13,100,175	11,964,363
Investments	2,687,009	2,656,026	2,543,205
Property, plant and equipment, net	9,458,124	8,757,973	7,719,022
Intangible assets	650,246	673,966	607,398
Other non-current assets	977,512	1,012,210	1,094,738

Total assets	21,578,139	21,812,750	20,210,693

Current liabilities	5,794,558	6,176,344	6,505,979
Non-current liabilities	3,216,512	3,400,959	2,375,131

Total liabilities	9,011,070	9,577,303	8,881,110

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,526,877	8,195,255	7,289,333
Reserves	0	0	58

Total equity	12,567,069	12,235,447	11,329,583

(Unit: In millions of Won, except for per share data)
Description	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	6,542,947	24,419,295	25,856,426
Operating profit	759,011	709,138	770,856
Operating profit from continuing operations	514,112	967,078	968,209
Profit for the period	514,112	967,078	968,209
Basic earnings per share	1,437	2,703	2,706
Diluted earnings per share	1,437	2,703	2,706

C.	Consolidated subsidiaries (as of March 31, 2017)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of March 31, 2017)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$411	September 24, 1999	100%
LG Display Japan Co., Ltd.	¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY8,156	December 27, 2012	70%
Unified Innovative Technology, LLC	US$9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY1.2	May 27, 2015	100%
Global OLED Technology LLC	US$138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd.	VND2,187,870	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY637	July 1, 2016	100%
MMT (Money Market Trust)(1)	~~W~~46,500	March 31, 2017	100%

Changes since December 31, 2016:

(1)	We conducted money market trust acquisitions in the amount of ~~W~~46,500 million during the reporting period.

(2)	Affiliated companies

Company(1)	Carrying Amount (in millions)	Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~44,365	January 2005	40%
Invenia Co., Ltd.	~~W~~2,595	January 2001	13%
Wooree E&L Co., Ltd.	~~W~~7,751	June 2008	14%
LB Gemini New Growth Fund No. 16(2)	~~W~~6,448	December 2009	31%
Can Yang Investments Limited	~~W~~4,154	January 2010	9%
YAS Co., Ltd.	~~W~~10,182	April 2002	18%
Narae Nanotech Corporation	~~W~~23,446	December 1995	23%
Avatec Co., Ltd.	~~W~~20,758	August 2000	17%
Arctic Sentinel, Inc.	—	June 2008	10%

Changes since December 31, 2016:

(1)	During the reporting period, we divested our entire equity interest in New Optics Ltd.
(2)	We participate as a limited member in LB Gemini New Growth Fund No. 16. During the reporting period, we received a distribution of ~~W~~1,296 million as return of principal from our investments. The distribution did not affect our percentage interest and our total commitment amount is ~~W~~30,000 million.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2017 Q1	2016	2015
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,040 (450)(2)	1,020 (440)(2)	990 (400)(2)
Time required	1,652	18,291	17,530

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of March 31, 2017 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of March 31, 2017)
Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun Hwoi Ha(2)	Director (non-standing)	Related to the overall management
Jin Jang(3)	Outside Director	Related to the overall management
Joon Park(4)	Outside Director	Related to the overall management
Sung Sik Hwang(5)	Outside Director	Related to the overall management
Kun Tai Han(6)	Outside Director	Related to the overall management

(1)	Sang Don Kim was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 23, 2017.
(2)	Hyun Hwoi Ha was appointed as a non-standing director at the annual general meeting of shareholders held on March 23, 2017. Mr. Ha is also the chief executive officer of LG Corp., a non-standing director of LG Hausys, Ltd., a non-standing director of LG International Corp., a non-standing director of LG Uplus Corp., a non-standing director of LG Economic Research Institute and a non-standing director of LG CNS Co., Ltd.
(3)	Jin Jang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 23, 2017. Mr. Jang is also the chief executive officer of Silicon Display Co., Ltd.
(4)	Joon Park is also an outside director of Green Cross Holdings Corp.
(5)	Sung Sik Hwang is also an outside director of Kyobo Life Insurance Co., Ltd.
(6)	Kun Tai Han is also the chief executive officer of Hans Consulting.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Boem Han and Sang Don Kim.

During the reporting period, two meetings of the Outside Director Nomination Committee were held and the composition of the Outside Director Nomination Committee was as follows.

(As of March 8, 2017)
Committee	Composition	Member
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Joon Park(1), Sung Sik Hwang

(1)	Joon Park was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 23, 2017.

As of March 31, 2017, the composition of the Audit Committee was as follows.

(As of March 31, 2017)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung Sik Hwang(1), Joon Park, Kun Tai Han(2)

(1)	Sung Sik Hwang is the audit committee chairman.
(2)	Kun Tai Han was appointed as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 23, 2017.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2017): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2017): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2017:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.90%
Sang Beom Han	Related Party	23,014	0.01%
Sang Don Kim	Related Party	2,500	0.00%

(2)	Shareholders who are known to us to own 5% or more of our shares as of March 31, 2017:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	35,762,452	9.99%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2017 Q1

(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	1,518	(3)	506
Outside directors who are not audit committee members	1	20		20
Outside directors who are audit committee members	3	59		20
Total	7	1,597		228

(1)	Number of directors as at March 31, 2017.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang did not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2017.

(2)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(3)	Stock options

Not applicable.

B.	Employees

As of March 31, 2017, we had 32,346 employees (excluding our executive officers). On average, our male employees have served 8.9 years and our female employees have served 7.1 years. The total amount of salary paid to our employees for the three months ended March 31, 2017 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~650,088 million for our male employees and ~~W~~153,022 million for our female employees. The following table provides details of our employees as of March 31, 2017:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2017 Q1(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,909	650,088	27.3	8.9
Female	8,437	153,022	18.0	7.1
Total	32,346	803,111	24.9	8.4

(1)	Includes part-time employees and contract-base professionals.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2017 was ~~W~~92,771 million and the per capita welfare benefit provided was ~~W~~2.9 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,780, female: 8,502) for the three months ended March 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2017 and the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 21, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 10, 2017

This report is effective as of May 10, 2017 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	March 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	4,25	~~W~~	1,344,723	1,558,696
Deposits in banks	4,25		958,255	1,163,750
Trade accounts and notes receivable, net	5,14,25,27		4,430,519	4,957,993
Other accounts receivable, net	5,25		104,541	143,592
Other current financial assets	6,25		46,818	28,016
Inventories	7		2,283,169	2,287,785
Prepaid income taxes			309	592
Other current assets	5		478,818	343,762

Total current assets			9,647,152	10,484,186
Deposits in banks	4,25		12	13
Investments in equity accounted investees	8		119,699	172,683
Other non-current financial assets	6,25		72,281	74,633
Property, plant and equipment, net	9,17		12,951,479	12,031,449
Intangible assets, net	10,17		849,541	894,937
Deferred tax assets	23		810,265	867,011
Other non-current assets	5		354,772	359,424

Total non-current assets			15,158,049	14,400,150

Total assets		~~W~~	24,805,201	24,884,336

Liabilities
Trade accounts and notes payable	25,27	~~W~~	2,437,455	2,877,326
Current financial liabilities	11,25		766,920	667,909
Other accounts payable	25		2,644,343	2,449,517
Accrued expenses			455,163	639,629
Income tax payable			205,397	257,082
Provisions	13,14		70,833	55,972
Advances received			63,238	61,818
Other current liabilities	13		225,895	48,966

Total current liabilities			6,869,244	7,058,219
Non-current financial liabilities	11,25		3,917,474	4,111,333
Non-current provisions	13		16,474	8,155
Defined benefit liabilities, net	12		195,292	142,987
Deferred tax liabilities	23		28,872	32,108
Other non-current liabilities	13		68,922	69,146

Total non-current liabilities			4,227,034	4,363,729

Total liabilities			11,096,278	11,421,948

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,455,040	9,004,283
Reserves	15		(305,211)	(88,478)

Total equity attributable to owners of the Controlling Company			13,190,021	12,955,997

Non-controlling interests			518,902	506,391

Total equity			13,708,923	13,462,388

Total liabilities and equity		~~W~~	24,805,201	24,884,336

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won, except earnings per share)	Note	2017		2016
Revenue	16,17,27	~~W~~	7,062,162	5,989,201
Cost of sales	7,18,27		(5,342,882)	(5,362,801)

Gross profit			1,719,280	626,400
Selling expenses	19		(243,203)	(166,657)
Administrative expenses	19		(164,950)	(147,924)
Research and development expenses			(284,250)	(272,298)
Operating profit			1,026,877	39,521

Finance income	22		115,134	52,812
Finance costs	22		(88,037)	(72,430)
Other non-operating income	21		384,389	440,357
Other non-operating expenses	21		(580,493)	(467,163)
Equity in gain (loss) of equity accounted investees, net			250	(623)

Profit (loss) before income tax			858,120	(7,526)
Income tax expense (benefit)	23		178,623	(8,713)

Profit for the period			679,497	1,187

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,725)	(1,460)
Other comprehensive income (loss) from asssociates and joint ventures			(243)	210
Related income tax	12		1,143	353

			(3,825)	(897)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22		—	(77)
Foreign currency translation differences for foreign operations			(249,677)	(15,306)
Other comprehensive income (loss) from asssociates and joint ventures			(552)	321
Related income tax	22		—	19

			(250,229)	(15,043)

Other comprehensive loss for the period, net of income tax			(254,054)	(15,940)

Total comprehensive income (loss) for the period		~~W~~	425,443	(14,753)

Profit attributable to:
Owners of the Controlling Company		~~W~~	633,490	2,444
Non-controlling interests			46,007	(1,257)

Profit for the period		~~W~~	679,497	1,187

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		~~W~~	412,932	(11,432)
Non-controlling interests			12,511	(3,321)

Total comprehensive income (loss) for the period		~~W~~	425,443	(14,753)

Earnings per share (In won)
Basic earnings per share	24	~~W~~	1,770	7

Diluted earnings per share	24	~~W~~	1,770	7

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income for the period
Profit (loss) for the period		—	—	2,444	—	2,444	(1,257)	1,187
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,107)	—	(1,107)	—	(1,107)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(13,242)	(13,242)	(2,064)	(15,306)
Other comprehensive income from asssociates and joint ventures		—	—	210	321	531	—	531

Total other comprehensive loss		—	—	(897)	(12,979)	(13,876)	(2,064)	(15,940)

Total comprehensive income (loss) for the period	~~W~~	—	—	1,547	(12,979)	(11,432)	(3,321)	(14,753)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(10,658)	(10,658)

Balances at March 31, 2016	~~W~~	1,789,079	2,251,113	7,981,165	(18,745)	12,002,612	498,025	12,500,637

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income for the period
Profit for the period		—	—	633,490	—	633,490	46,007	679,497
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,582)	—	(3,582)	—	(3,582)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(216,181)	(216,181)	(33,496)	(249,677)
Other comprehensive loss from asssociates and joint ventures		—	—	(243)	(552)	(795)	—	(795)

Total other comprehensive loss		—	—	(3,825)	(216,733)	(220,558)	(33,496)	(254,054)

Total comprehensive income (loss) for the period	~~W~~	—	—	629,665	(216,733)	412,932	12,511	425,443

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)

Balances at March 31, 2017	~~W~~	1,789,079	2,251,113	9,455,040	(305,211)	13,190,021	518,902	13,708,923

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit for the period		~~W~~	679,497	1,187
Adjustments for:
Income tax expense (benefit)	23		178,623	(8,713)
Depreciation	18		610,553	724,659
Amortization of intangible assets	18		105,311	88,345
Gain on foreign currency translation			(79,725)	(138,007)
Loss on foreign currency translation			161,901	186,178
Expenses related to defined benefit plans	12		49,349	55,271
Gain on disposal of property, plant and equipment			(11,560)	(1,958)
Loss on disposal of property, plant and equipment			2,231	342
Loss on disposal of intangible assets			—	11
Impairment loss on intangible assets			1,689	85
Finance income			(97,974)	(40,464)
Finance costs			49,057	44,605
Equity in gain (loss) of equity method accounted investees, net	8		(250)	623
Other income			(261)	(659)
Other expenses			75,948	56,234

			1,044,892	966,552
Change in trade accounts and notes receivable			383,054	731,316
Change in other accounts receivable			6,370	14,984
Change in other current assets			(123,822)	(167,036)
Change in inventories			4,350	(180,222)
Change in other non-current assets			(20,980)	(28,895)
Change in trade accounts and notes payable			(380,460)	(101,551)
Change in other accounts payable			(44,954)	(34,502)
Change in accrued expenses			(184,853)	(206,244)
Change in other current liabilities			(37)	19,664
Change in other non-current liabilities			1,207	7,072
Change in provisions			(52,670)	(40,835)
Change in defined benefit liabilities, net			(1,740)	(266)

			(414,535)	13,485
Cash generated from operating activities			1,309,854	981,224
Income taxes paid			(46,986)	(48,679)
Interests received			10,377	16,940
Interests paid			(31,204)	(32,715)

Net cash provided by operating activities		~~W~~	1,242,041	916,770

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from investing activities:	26
Dividends received		~~W~~	8,109	9,770
Proceeds from withdrawal of deposits in banks			487,131	762,102
Increase in deposits in banks			(281,635)	(577,984)
Acquisition of available-for-sale financial assets			—	(218)
Proceeds from disposal of available-for-sale financial assets			—	404
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Proceeds from disposal of investments in equity accounted investees			5,157	2,820
Acquisition of property, plant and equipment			(1,609,628)	(1,005,225)
Proceeds from disposal of property, plant and equipment			70,003	6,519
Acquisition of intangible assets			(113,878)	(117,485)
Proceeds from disposal of intangible assets			—	100
Government grants received			—	718
Receipt from (payment for) settement of derivatives			(101)	29
Increase in long-term loans			—	(18,430)
Decrease in deposits			2,991	1,224
Increase in deposits			(933)	(122)

Net cash used in investing activities			(1,432,784)	(937,278)

Cash flows from financing activities:
Proceeds from long-term debt			119,741	955,011
Repayments of long-term debt			—	(347,693)
Repayments of current portion of long-term debt and debentures			(63,216)	(533,425)

Net cash provided by financing activities			56,525	73,893

Net increase (decrease) in cash and cash equivalents			(134,218)	53,385
Cash and cash equivalents at January 1			1,558,696	751,662
Effect of exchange rate fluctuations on cash held			(79,755)	13,275
Cash and cash equivalents at March 31		~~W~~	1,344,723	818,322

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2017, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2017, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2017, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2017, there are 28,224,536 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2017

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China.	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,156
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 100
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
Money Market Trust(*)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 46,500

(*)	For the three-month period ended March 31, 2017, the Controlling Company acquired ~~W~~46,500 million in Money Market Trust.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2016.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2016.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2016, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes in Accounting Policies

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Group has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Group has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 26.

(ii)	K-IFRS No. 1012, Income Taxes

The Group has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

There is no impact of applying this amendment on the condensed consolidated interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these condensed consolidated interim financial statements.

(i)	K-IFRS No. 1109, Financial Instruments

The Group plans to adopt K-IFRS No. 1109, Financial Instruments, in its consolidated financial statements for annual periods beginning on January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30, 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. As of March 31, 2017, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

The Group plans to adopt K-IFRS No. 1115, Revenue from Contracts with Customers, in its consolidated financial statements for annual periods beginning on January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 30, 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. As of March 31, 2017, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,344,723	1,558,696
Deposits in banks
Time deposits	~~W~~	885,869	1,091,364
Restricted cash (*)		72,386	72,386

	~~W~~	958,255	1,163,750

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	12	13

	~~W~~	2,302,990	2,722,459

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Trade, net	~~W~~	3,285,393	3,916,171
Due from related parties		1,145,126	1,041,822

	~~W~~	4,430,519	4,957,993

(b)	Other accounts receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	95,013	134,161
Accrued income		9,528	9,431

	~~W~~	104,541	143,592

Due from related parties included in other accounts receivable, as of March 31, 2017 and December 31, 2016 are ~~W~~4,417 million and ~~W~~5,231 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Not past due	~~W~~	4,428,509	100,411	11,997	(1,722)	(387)	(26)
Past due 1-15 days		2,799	1,493	—	(27)	(8)	—
Past due 16-30 days		408	49	—	—	—	—
Past due 31-60 days		236	393	—	—	(3)	—
Past due more than 60 days		316	3,015	—	—	(422)	—

	~~W~~	4,432,268	105,361	11,997	(1,749)	(820)	(26)

5.	Receivables and Other Assets, Continued

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398)	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	1,488	1,093	23	1,507	566	52
(Reversal of) bad debt expense		261	(273)	3	(19)	527	(29)

Balance at the reporting date	~~W~~	1,749	820	26	1,488	1,093	23

5.	Receivables and Other Assets, Continued

(d)	Other assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	11,766	9,297
Prepaid expenses		229,174	74,657
Value added tax refundable		237,878	259,808

	~~W~~	478,818	343,762

Non-current assets
Long-term prepaid expenses	~~W~~	353,772	358,424
Long-term advanced payment		1,000	1,000

	~~W~~	354,772	359,424

6.	Other Financial Assets

(a)	Other financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Deposits	~~W~~	30,372	20,320
Short-term loans		15,853	7,696
Derivatives(*)		593	—

	~~W~~	46,818	28,016

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	1,382
Available-for-sale financial assets		7,819	7,993
Deposits		25,562	27,635
Long-term loans		25,215	34,760
Long-term non-trade receivable		11,971	2,619
Derivatives(*)		332	244

	~~W~~	72,281	74,633

Other financial assets of related parties as of March 31, 2017 and December 31, 2016 are ~~W~~2,302 million and ~~W~~3,488 million, respectively.

(*)	Represents forward contracts and interest rate swap contracts.

6.	Other Financial Assets, Continued

(b)	Available-for-sale financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Non-current assets
Debt securities
Government bonds	~~W~~	155	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	1,559
ARCH Venture Fund Vill, L.P.		2,110	2,285

	~~W~~	7,664	7,839

	~~W~~	7,819	7,993

7.	Inventories

Inventories as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Finished goods	~~W~~	982,348	930,818
Work-in-process		660,633	685,913
Raw materials		351,220	354,791
Supplies		288,968	316,263

	~~W~~	2,283,169	2,287,785

For the three-month periods ended March 31, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	5,342,882	5,362,801
Including: inventory write-downs		215,228	383,778
Including: reversal and usage of inventory write-downs		(204,123)	(363,755)

8.	Investments in Equity Accounted Investees

Associates as of March 31, 2017 are as follows:

(In millions of won)
Associates	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs		44,365
New Optics Ltd.	Yangju, South Korea	—	December 31	August 2005	Manufacture back light parts for TFT-LCDs		—
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,595
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	14%	December 31	June 2008	Manufacture LED back light unit packages		7,751
LB Gemini New Growth Fund No. 16(*2)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		6,448
Can Yang Investments Limited(*1)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		4,154
YAS Co., Ltd.(*1)	Paju, South Korea	18%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		10,182
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		23,446
AVATEC Co., Ltd.(*1)	Daegu, South Korea	17%	December 31	August 2000	Process and sell glass for FPDs		20,758
Arctic Sentinel, Inc.(*1)	Los Angles, U.S.A.	10%	March 31	June 2008	Develop and manufacture tablet for kids		—

						~~W~~	119,699

(*1)	Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd. and Arctic Sentinel, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). For the three-month period ended March 31, 2017, the Controlling Company received ~~W~~1,296 million from the Fund as capital distribution and there were no changes in the Controlling Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of March 31, 2017. Accordingly, there were no additional investments for the three-month period ended March 31, 2017.

For the three-month period ended March 31, 2017, the Controlling Company disposed of the entire investments in New Optics Ltd.

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2017 and 2016, the Group purchased property, plant and equipment of ~~W~~1,767,834 million and ~~W~~991,818 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~6,260 million and 1.84%, and ~~W~~2,449 million and 2.41% for the three-month periods ended March 31, 2017 and 2016, respectively. Also, for the three-month periods ended March 31, 2017 and 2016, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~22,596 million and ~~W~~4,903 million, respectively, and recognized ~~W~~11,560 million and ~~W~~2,231 million as gain and loss, respectively, on disposal of property, plant and equipment for the three-month period ended March 31, 2017 (gain and loss for the three-month period ended March 31, 2016: ~~W~~1,958 million and ~~W~~342 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2017 and December 31, 2016 are ~~W~~248,451 million and ~~W~~256,340 million, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	104,553	113,209
Current portion of long-term debt		662,367	554,700

	~~W~~	766,920	667,909

Non-current
Won denominated borrowings	~~W~~	821,753	821,922
Foreign currency denominated borrowings		1,763,780	1,777,877
Bonds		1,331,586	1,511,062
Derivatives(*)		355	472

	~~W~~	3,917,474	4,111,333

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of March 31, 2017 (%)(*)	March 31, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	104,553		113,209

Foreign currency equivalent		USD	94	USD	94

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2017 (%)	March 31, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,626	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, 5-year Industrial Financial Debenture rate + 0.60, CD rate (91days) + 0.64, CD rate (91days) + 0.74		620,000	620,000
Less current portion of long-term borrowings			(873)	(1,069)

		~~W~~	821,753	821,922

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2017 (%)	March 31, 2017		December 31, 2016
The Export—Import Bank of Korea	3ML+0.55~1.40	~~W~~	898,461		1,027,225
Standard Chartered Bank Korea Limited	—		—		8,469
China Construction Bank and others	USD: 3ML+1.15~2.00 CNY: 4.28		977,091		926,058

Foreign currency equivalent		USD	1,205	USD	1,157
		CNY	3,264	CNY	3,264
Less current portion of long-term borrowings		~~W~~	(111,772)		(183,875)

		~~W~~	1,763,780		1,777,877

(e)	Details of bonds issued and outstanding as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2017 (%)	March 31, 2017		December 31, 2016
Won denominated bonds (*)
Publicly issued bonds	April 2017 ~ May 2022	1.73~3.73	~~W~~	1,885,000	1,885,000
Less discount on bonds				(3,692)	(4,182)
Less current portion				(549,722)	(369,756)

			~~W~~	1,331,586	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities recognized as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,441,296	1,401,396
Fair value of plan assets		(1,246,004)	(1,258,409)

	~~W~~	195,292	142,987

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current service cost	~~W~~	48,751	52,701
Net interest cost		598	2,570

	~~W~~	49,349	55,271

(c)	Plan assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,246,004	1,258,409

As of March 31, 2017, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of the net defined benefit liabilities included in other comprehensive loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Remeasurements of the net defined benefit liabilities	~~W~~	(4,725)	(1,460)
Tax effect		1,143	353

Remeasurements of the net defined benefit liabilities, net of income tax	~~W~~	(3,582)	(1,107)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the period ended March 31, 2017 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2017	~~W~~	62,462	1,665	64,127
Additions		75,850	848	76,698
Usage		(53,518)	—	(53,518)

Balance at March 31, 2017	~~W~~	84,794	2,513	87,307

Current	~~W~~	68,320	2,513	70,833
Non-current	~~W~~	16,474	—	16,474

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	37,356	40,190
Unearned revenues		9,631	8,776
Dividends payable		178,908	—

	~~W~~	225,895	48,966

Non-current liabilities
Long-term accrued expenses	~~W~~	66,573	65,616
Long-term other accounts payable		2,349	3,530

	~~W~~	68,922	69,146

14.	Contingencies and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. For the three-month period ended March 31, 2017, the parties have reached settlements in principle regarding the above-mentioned patent litigations through mediation.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. As of March 31, 2017, the case which has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review (“IPR”) is still stayed although IPR has been completed. The Group does not have a present obligation for this matter and has not recognized any provision at March 31, 2017. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at March 31, 2017.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,913 million (~~W~~2,135,099 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000	—	—
	Sumitomo Mitsui Banking Corporation	USD	20	22,322	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD	70	78,127	—	—
	BNP Paribas	USD	200	223,220	—	—

		USD	290	413,669	—	—
		KRW	90,000		—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	334,830	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	82	91,520	—	—
	Hongkong & Shanghai Banking Corp.	USD	110	122,771	—	—
	Taishin International Bank	USD	320	357,152	—	—
	Sumitomo Mitsui Banking Corporation	USD	100	111,610	—	—

LG Display Shanghai Co., Ltd.	BNP Paribas	USD	75	83,708	—	—

LG Display Germany GmbH	Citibank	USD	160	178,576	—	—
	BNP Paribas	USD	75	83,708	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	446,440	—	—
	Standard Chartered Bank	USD	400	446,440	—	—
	Sumitomo Mitsui Banking Corporation	USD	250	279,025	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	100,449	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD	64	71,430	—	—

		USD	2,426	2,707,659	—	—

		USD	2,716	3,121,328	—	—
		KRW	90,000		—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of March 31, 2017, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,483 million) with KEB Hana Bank, USD 80 million (~~W~~89,288 million) with Bank of China and USD 50 million (~~W~~55,805 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 500 million (~~W~~558,050 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements and USD 8.5 million (~~W~~9,487 million) from Shinhan bank for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~6,990 million), CNY 4,005 million (~~W~~649,891 million), USD 0.5 million (~~W~~558 million), EUR 2.5 million (~~W~~2,982 million), PLN 0.2 million (~~W~~57 million) and VND 1,170,000 million (~~W~~57 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 23 million (~~W~~25,670 million) and JPY 8,000 million (~~W~~79,882 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of March 31, 2017, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~335,865 million) and CNY 1,964 million (~~W~~318,666 million) from China Construction Bank, as of March 31, 2017, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~618,013 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2016 to March 31, 2017.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates and joint venture

The other comprehensive income (loss) from associates and joint venture comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Foreign currency translation differences for foreign operations	~~W~~	(275,223)	(59,042)
Other comprehensive loss from associates (excluding remeasurements)		(29,988)	(29,436)

	~~W~~	(305,211)	(88,478)

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Sales of goods	~~W~~	7,050,908	5,980,083
Royalties		6,544	4,876
Others		4,710	4,242

	~~W~~	7,062,162	5,989,201

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2017 and 2016.

(a)	Revenue by geography

(In millions of won)
Region	Revenue
	2017		2016
Domestic	~~W~~	543,211	530,986
Foreign
China		4,649,492	3,974,964
Asia (excluding China)		577,719	552,196
United States		647,877	456,248
Europe (excluding Poland)		282,313	175,348
Poland		361,550	299,459

Sub total	~~W~~	6,518,951	5,458,215

Total	~~W~~	7,062,162	5,989,201

Sales to Company A and Company B amount to ~~W~~2,192,166 million and ~~W~~1,750,828 million, respectively, for the three-month period ended March 31, 2017 (the three-month period ended March 31, 2016: ~~W~~2,011,411 million and ~~W~~1,564,984 million). The Group’s top ten end-brand customers together accounted for 81% of sales for the three-month period ended March 31, 2017 (the three-month period ended March 31, 2016: 82%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
Region	March 31, 2017			December 31, 2016
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	9,458,300	650,246	8,758,171	673,966
Foreign
China		3,210,732	21,432	3,079,724	23,298
Others		282,447	177,863	193,554	197,673

Sub total		3,493,179	199,295	3,273,278	220,971

Total	~~W~~	12,951,479	849,541	12,031,449	894,937

(c)	Revenue by product and services

(In millions of won)
Product	Revenue
	2017		2016
Panels for:
Televisions	~~W~~	2,999,624	2,255,365
Desktop monitors		1,073,092	914,336
Tablet products		584,843	871,001
Notebook computers		575,622	534,714
Mobile and others		1,828,981	1,413,785

	~~W~~	7,062,162	5,989,201

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Changes in inventories	~~W~~	4,616	(180,222)
Purchases of raw materials, merchandise and others		3,333,784	3,392,172
Depreciation and amortization		715,864	813,004
Outsourcing fees		182,800	209,793
Labor costs		770,690	763,148
Supplies and others		251,715	235,070
Utility		200,501	207,172
Fees and commissions		161,733	151,722
Shipping costs		56,327	51,731
Advertising		44,489	14,062
Warranty expenses		75,850	42,015
Taxes and dues		21,100	19,398
Travel		18,939	17,644
Others		203,507	229,510

	~~W~~	6,041,915	5,966,219

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	81,250	68,515
Expenses related to defined benefit plans		6,884	7,514
Other employee benefits		22,707	20,659
Shipping costs		48,589	43,606
Fees and commissions		46,984	48,048
Depreciation		34,769	33,831
Taxes and dues		8,961	6,927
Advertising		44,489	14,062
Warranty expenses		75,850	42,015
Rent		8,023	6,391
Insurance		2,895	2,429
Travel		6,485	5,770
Training		3,546	3,154
Others		16,721	11,660

	~~W~~	408,153	314,581

20.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries and wages	~~W~~	630,336	606,225
Other employee benefits		119,744	118,580
Contributions to National Pension plan		17,917	16,921
Expenses related to defined benefit plan		49,349	55,271

	~~W~~	817,346	796,997

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency gain	~~W~~	366,959	434,536
Gain on disposal of property, plant and equipment		11,560	1,958
Rental income		1,413	1,388
Others		4,457	2,475

	~~W~~	384,389	440,357

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Foreign currency loss	~~W~~	573,863	450,624
Loss on disposal of property, plant and equipment		2,231	342
Loss on disposal of intangible assets		—	11
Impairment loss on intangible assets		1,689	85
Donations		2,374	2,942
Expenses related to legal proceedings or claims and others		336	13,159

	~~W~~	580,493	467,163

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Finance income
Interest income	~~W~~	12,108	11,047
Foreign currency gain		102,228	38,722
Gain on transaction of derivatives		—	1,126
Gain on valuation of derivatives		798	1,917

	~~W~~	115,134	52,812

Finance costs
Interest expense	~~W~~	25,757	30,884
Foreign currency loss		38,721	26,518
Loss on disposal of investments in equity accounted investees		23,200	5,362
Loss on impairment of investments in equity accounted investees		—	6,137
Loss on sale of trade accounts and notes receivable		30	964
Loss on transaction of derivatives		101	1,012
Loss on valuation of derivatives		—	1,236
Others		228	317

	~~W~~	88,037	72,430

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Net change in fair value of available-for-sale financial assets	~~W~~	—	(77)
Tax effect		—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	(58)

23.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current tax expense	~~W~~	123,970	51,740
Deferred tax expense (benefit)		54,653	(60,453)

Income tax expense (benefit)	~~W~~	178,623	(8,713)

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2017 and December 31, 2016 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2017		December, 31, 2016	March, 31, 2017	December, 31, 2016	March, 31, 2017	December, 31, 2016
Other accounts receivable, net	~~W~~	—	—	(1,281)	(1,190)	(1,281)	(1,190)
Inventories, net		37,036	35,771	—	—	37,036	35,771
Defined benefit liabilities, net		24,129	10,817	—	—	24,129	10,817
Investments in subsidiaries and associates		30,174	34,777	—	—	30,174	34,777
Accrued expenses		78,858	122,998	—	—	78,858	122,998
Property, plant and equipment		317,643	338,860	—	—	317,643	338,860
Intangible assets		3,001	744	(28,425)	(31,771)	(25,424)	(31,027)
Provisions		20,613	15,051	—	—	20,613	15,051
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		22,577	21,435	—	—	22,577	21,435
Tax credit carryforwards		277,057	287,400	—	—	277,057	287,400

Deferred tax assets (liabilities)	~~W~~	811,099	867,864	(29,706)	(32,961)	781,393	834,903

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2017.

24.	Earnings Per Share

(a)	Basic earnings per share for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In won and No. of shares)	2017		2016
Profit attributable to owners of the Controlling Company	~~W~~	633,489,694,225	2,444,386,671
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	1,770	7

For the three-month periods ended March 31, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 are not calculated since there was no potential common stock.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2017 and December 31, 2016 is as follows:

(In millions)	March 31, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	293	527	4,867	102	1	84	8,661
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,288	11	1,665	—	—	—	—
Non-trade receivable	33	1,545	100	12	2	—	79
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	270	6	—	—	693
Trade accounts and notes payable	(1,014)	(12,429)	(2,336)	—	—	—	—
Other accounts payable	(299)	(13,085)	(1,625)	(6)	(6)	(4)	(960,745)
Debt	(1,299)	—	(3,263)	—	—	—	—

Gross statement of financial position exposure	1,005	(23,172)	178	114	(3)	80	(951,312)
Forward exchange contracts	(100)	—	—	—	—	—	—

Net exposure	905	(23,172)	178	114	(3)	80	(951,312)

25.	Financial Risk Management, Continued

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Debt	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

Average exchange rates applied for the three-month periods ended March 31, 2017 and 2016 and the exchange rates at March 31, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	March 31, 2017	December 31, 2016
USD	~~W~~	1,154.65	1,201.85	1,116.10	1,208.50
JPY		10.15	10.42	9.99	10.37
CNY		168.15	183.12	162.27	173.26
TWD		37.11	36.33	36.82	37.41
EUR		1,230.16	1,326.89	1,192.61	1,267.60
PLN		284.48	304.16	283.16	287.62
VND		0.0508	0.0538	0.0490	0.0531

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of March 31, 2017 and December 31, 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2017			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	33,733	52,752	57,111	63,337
JPY (5 percent weakening)		(8,785)	(8,717)	(8,972)	(7,237)
CNY (5 percent weakening)		2,062	(1,907)	(3,410)	7,077
TWD (5 percent weakening)		211	—	88	—
EUR (5 percent weakening)		(156)	(89)	(40)	(79)
PLN (5 percent weakening)		1,180	(132)	1,129	(167)
VND (5 percent weakening)		(1,767)	(1,767)	(867)	—

A stronger won against the above currencies as of March 31, 2017 and December 31, 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2017 and December 31, 2016 is as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	2,303,133	2,722,600
Financial liabilities		(2,203,704)	(2,203,378)

	~~W~~	99,429	519,222

Variable rate instruments
Financial liabilities	~~W~~	(2,480,335)	(2,575,392)

25.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2017 and December 31, 2016, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2017
Variable rate instruments(*)	~~W~~	(16,148)	16,148	(16,148)	16,148
December 31, 2016
Variable rate instruments(*)	~~W~~	(16,868)	16,868	(16,868)	16,868

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	1,344,723	1,558,696
Deposits in banks		958,267	1,163,763
Trade accounts and notes receivable, net		4,430,519	4,957,993
Non-trade receivable, net		95,013	134,161
Accrued income		9,528	9,431
Available-for-sale financial assets		155	154
Financial assets at fair value through profit or loss		1,382	1,382
Deposits		55,934	47,954
Short-term loans		15,853	7,696
Long-term loans		25,215	34,760
Long-term non-trade receivable		11,971	2,619
Derivatives		925	244

	~~W~~	6,949,485	7,918,853

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loan	~~W~~	654,531	690,550	12,113	12,047	666,390	—	—
Unsecured bank loans		2,148,200	2,255,122	241,789	22,551	1,238,329	698,598	53,855
Unsecured bond issues		1,881,308	1,987,498	202,913	390,143	352,852	961,042	80,548
Trade accounts and notes payable		2,437,455	2,437,455	2,437,455	—	—	—	—
Other accounts payable		2,644,343	2,644,850	2,642,190	2,660	—	—	—
Long-term other accounts payable		2,349	2,667	—	—	2,667	—	—
Derivative financial liabilities		355	357	181	126	50	—	—

	~~W~~	9,768,541	10,018,499	5,536,641	427,527	2,260,288	1,659,640	134,403

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2017		December 31, 2016
Total liabilities	~~W~~	11,096,278	11,421,948
Total equity		13,708,923	13,462,388
Cash and deposits in banks (*1)		2,302,978	2,722,446
Borrowings (including bonds)		4,684,039	4,778,770
Total liabilities to equity ratio		81%	85%
Net borrowings to equity ratio (*2)		17%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	March 31, 2017				December 31, 2016
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	155	155		154	154
Financial assets at fair value through profit or loss		1,382	1,382		1,382	1,382
Derivatives		925	925		244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,344,723	(*	)	1,558,696	(*	)
Deposits in banks		958,267	(*	)	1,163,763	(*	)
Trade accounts and notes receivable		4,430,519	(*	)	4,957,993	(*	)
Non-trade receivable		95,013	(*	)	134,161	(*	)
Accrued income		9,528	(*	)	9,431	(*	)
Deposits		55,934	(*	)	47,954	(*	)
Short-term loans		15,853	(*	)	7,696	(*	)
Long-term loans		25,215	(*	)	34,760	(*	)
Long-term non-trade receivable		11,971	(*	)	2,619	(*	)
Liabilities carried at fair value
Derivatives	~~W~~	355	355		472	472
Liabilities carried at amortized cost
Secured bank loans	~~W~~	654,531	654,531		700,820	700,820
Unsecured bank loans		2,148,200	2,152,036		2,197,132	2,200,522
Unsecured bond issues		1,881,308	1,904,253		1,880,818	1,903,863
Trade accounts and notes payable		2,437,455	(*	)	2,877,326	(*	)
Other accounts payable		2,644,343	2,644,810		2,449,517	2,449,938
Long-term other accounts payable		2,349	2,611		3,530	3,891

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2016.

25.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	March 31, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	1,559
ARCH Venture Fund VIII, L.P		2,110	2,285

	~~W~~	7,664	7,839

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since there is not a quoted price in an active market for an identical instruments.

25.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

• Level 3:	inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
March 31, 2017
Assets
Available-for-sale financial assets	~~W~~	155	—	—	155
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	593	332	925
Liabilities
Derivatives		—	—	355	355

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	654,531	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,152,036	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,904,253	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,644,808	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	2,611	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017	December 31, 2016
Debentures, loans and others	1.29~2.66%	1.48~2.68%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the period ended March 31, 2017 are as follows:

(In millions of won)
	January 1, 2017			Non-cash transactions
			Cash flows from financing activities	Dividends declared	Current portion	Gain or loss on foreign currency translation	Others(*)	March 31, 2017
Short-term borrowings	~~W~~	113,209	—	—	—	(8,656)	—	104,553
Current portion of long-term debt		554,700	(63,216)	—	180,004	(9,240)	119	662,367
Long-term borrowings		2,599,799	119,741	—	(169)	(133,838)	—	2,585,533
Bonds		1,511,062	—	—	(179,835)	—	359	1,331,586
Dividends payable		—	—	178,908	—	—	—	178,908

	~~W~~	4,778,770	56,525	178,908	—	(151,734)	478	4,862,947

(*)	Others consist of unwinding of the discount on bonds and others.

27.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2017 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

Related parties other than associates that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of March 31, 2017 and December 31, 2016 are as follows:

Classification	March 31, 2017	December 31, 2016
Subsidiaries of Associates	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	—	New Optics USA, Inc.
	—	NEWOPTIX RS. SA DE CV.
	AVATEC Electronics Yantai Co., Ltd	—
Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	—	LG Innotek Yantai Co., Ltd.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	—	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	—	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC

27.	Related Parties and Others, Continued

Classification	March 31, 2017	December 31, 2016
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Egypt S.A.E.	LG Electronics Egypt S.A.E.
	LG Electronics Alabama Inc.	LG Electronics Alabama Inc.
	LG Electronics (China) Co., Ltd.	—
	LG Electronics Ticaret A.S.	—
	PT.LG Electronics Service Indonesia	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	454	20,090	—	113
AVACO Co., Ltd.		—	—	—	—	—	66
AVATEC Co., Ltd.		—	530	—	—	19,816	251
Paju Electric Glass Co., Ltd.		—	8,109	98,763	—	—	1,097
Shinbo Electric Co., Ltd.(*)		15,812	—	—	—	—	21
Narenanotech Corporation		—	—	226	16,875	—	225
WooRee E&L Co., Ltd.		—	—	—	—	—	76
YAS Co., Ltd.		—	—	830	19,208	—	392

	~~W~~	15,813	8,639	100,273	56,173	19,820	2,247

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	476,921	—	7,485	231,879	—	35,053
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Innotek Co., Ltd.	~~W~~	4,274	—	45,295	—	—	3,480
LG Hitachi Water Solutions Co., Ltd.		—	—	—	27,619	—	3,495

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
HiEntech Co., Ltd.	~~W~~	—	—	—	—	—	12,511
Hientech (Tianjin) Co., Ltd.		—	—	—	4,682	—	6,600
Qingdao LG Inspur Digital Communication Co., Ltd.		15,963	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		71,964	—	—	—	—	—
LG Electronics India Pvt. Ltd.		22,276	—	—	—	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		52,956	—	—	343	—	4,563
LG Electronics Nanjing New Technology co., Ltd.		76,894	—	—	—	—	107
LG Electronics RUS, LLC		28,975	—	—	—	—	286
LG Electronics do Brasil Ltda.		62,616	—	—	—	—	91
LG Electronics Mexicalli, S.A. DE C.V.		77,450	—	—	—	—	51
LG Electronics Mlawa Sp. z o.o.		290,737	—	—	—	—	302
LG Electronics Taiwan Taipei Co., Ltd.		3,598	—	—	—	—	23
LG Electronics Reynosa, S.A. DE C.V.		304,510	—	—	—	—	325
LG Electronics Almaty Kazakhstan		4,043	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		5,182	—	—	—	—	3
Others		898	—	—	509	—	1,666

	~~W~~	1,022,336	—	45,295	33,153	—	33,532

	~~W~~	1,515,070	8,639	153,053	321,205	19,820	70,832

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	21,383	—	—	—	—	186
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	13,433	—	1,862	54
New Optics USA, Inc.		—	—	—	—	266	—
INVENIA Co., Ltd.		44	—	138	30,559	—	125
TLI Inc.		—	101	17,178	—	—	604
AVACO Co., Ltd.		—	128	533	30,876	—	749
AVATEC Co., Ltd.		—	265	—	—	21,751	441
Paju Electric Glass Co., Ltd.		—	21,030	106,235	—	—	508
LB Gemini New Growth Fund No. 16		—	1,358	—	—	—	—
Shinbo Electric Co., Ltd.		24,018	—	99,617	—	138	26
Narenanotech Corporation		17	—	155	10,126	—	72
ADP System Co., Ltd.		—	—	—	13	—	—
YAS Co., Ltd.		44	—	369	23,202	—	257
WooRee E&L Co., Ltd.		—	—	—	—	—	32

	~~W~~	24,123	22,882	237,658	94,776	24,017	2,868

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	468,261	—	3,569	132,385	—	8,884
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	32,266	—	—	—	—	4
LG Electronics Vietnam Haiphong Co., Ltd.		37,064	—	—	—	—	15
LG Electronics Nanjing New Technology co., Ltd.		46,878	—	—	—	—	625
LG Electronics RUS, LLC		25,158	—	—	—	—	2,038
LG Electronics do Brasil Ltda.		23,844	—	—	—	—	2,913
LG Innotek Co., Ltd.		2,010	—	58,596	—	—	8,672
Qingdao LG Inspur Digital Communication Co., Ltd.		19,073	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		93,788	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		53,465	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		105,836	—	—	—	—	78
LG Electronics Taiwan Taipei Co., Ltd.		1,999	—	—	—	—	3
LG Electronics Wroclaw Sp. z o.o.		149,841	—	—	—	—	17
LG Hitachi Water Solutions Co., Ltd.		—	—	—	5,810	—	3,677
LG Electronics Reynosa, S.A. DE C.V.		257,281	—	—	—	—	235
HiEntech Co., Ltd.		—	—	—	—	—	6,789

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hientech (Tianjin) Co., Ltd.	~~W~~	—	—	—	—	—	10,538
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	—	—	4,172
LG Electronics Almaty Kazakhstan		5,600	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		4,278	—	—	—	—	—
LG Innotek Yantai Co., Ltd.		1,623	—	—	—	—	—
Others		—	—	—	—	—	1,283

	~~W~~	860,004	—	58,596	5,810	—	41,059

	~~W~~	1,373,771	22,882	299,823	232,971	24,017	52,997

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2017		December 31, 2016	March 31, 2017	December 31, 2016
Associates
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
INVENIA Co., Ltd.		760	833	10,564	6,515
AVATEC Co., Ltd.		530	—	2,876	5,190
Paju Electric Glass Co., Ltd.		—	—	68,250	71,685
Shinbo Electric Co., Ltd.(*)		—	85,011	—	64,693
Narenanotech Corporation		300	300	14,308	2,826
YAS Co., Ltd.		750	833	22,390	3,531
WooRee E&L Co., Ltd.		—	—	84	—

	~~W~~	2,340	87,977	118,472	163,056

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	494,085	357,577	346,278	160,309
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	12,100	4,651	—	—
LG Electronics do Brasil Ltda.		28,848	14,299	36	27
LG Electronics RUS, LLC		23,025	47,686	—	—
LG Innotek Co., Ltd.		1,001	1,070	52,765	50,919
Qingdao LG Inspur Digital Communication Co., Ltd.		10,335	7,007	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2017		December 31, 2016	March 31, 2017	December 31, 2016
Inspur LG Digital Mobile Communications Co., Ltd.	~~W~~	69,489	72,963	—	5
LG Electronics Mexicalli, S.A. DE C.V.		50,093	11,959	—	13
LG Electronics Mlawa Sp. z o.o.		181,426	222,480	41	27
LG Electronics Nanjing New Technology co., Ltd.		50,676	51,794	63	78
LG Electronics Reynosa, S.A. DE C.V.		178,599	93,873	—	259
LG Electronics Vietnam Haiphong Co., Ltd.		38,499	35,121	4,695	7
LG Electronics S.A. (Pty) Ltd		5,405	5,941	—	3
LG Hitachi Water Solutions Co., Ltd.		—	—	50,894	108,119
Hientech (Tianjin) Co., LTD		—	—	5,574	3,746
HiEntech Co., Ltd.		—	—	8,715	4,080
Others		5,924	36,143	2,545	2,959

	~~W~~	655,420	604,987	125,328	170,242

	~~W~~	1,151,845	1,050,541	590,078	493,607

(*)	Excluded from related parties due to disposal of equity investments during the three-month period ended March 31, 2017.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017			2016
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	83	—	—
YAS Co., Ltd.		—	83	—	—

	~~W~~	—	166	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2017 and 2016 and as of March 31, 2017 and December 31, 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2017			March 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	222,119	—	103,951
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	106,383	—	73,804
LG Chem (China) Investment Co., Ltd.		—	1,720	—	1,222
Serveone Co., Ltd.		115	309,555	19,626	357,477
Serveone (Nanjing) Co., Ltd.		—	26,778	—	42,413
Serveone Construction (NanJing) Co., Ltd.		—	12,920	—	11,376
Serveone Guangzhou Co., Ltd.		—	20,330	—	20,704
Serveone VIETNAM Co., Ltd.		—	1,818	—	3,221
Silicon Works Co., Ltd.		—	147,017	—	105,333
LG CNS Co., Ltd.		37	22,867	—	17,573
LG CNS China Inc.		—	4,555	—	3,558
LG N-Sys Inc.		—	2,781	—	11,463
LG International Corp.		3,815	21,145	12,492	19,134
LG International (America) Inc.		5,147	36,846	4,304	22,493

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2017		March 31, 2017
	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International (Japan) Ltd.	44,686	255,386	11,908	80,563
LG International (Singapore) Pte. Ltd.	121,939	74	92,261	17
LG International (Deutschland) GmbH	—	8,679	—	3,224
Pantos Logistics Co., Ltd.	14	24,413	—	8,239
Pantos Logistics (China) Co., Ltd.	—	2,780	—	1,019
Pantos Logistics (Shanghai) Co., Ltd.	—	5,162	—	1,684
Pantos Logistics (Shenzhen) Co., Ltd.	—	33,329	—	10,669
Pantos Logistics Poland	—	1,436	9	437
Pantos Logistics Mexico	3	2,276	—	137
Hi Logistics (China) Co., Ltd.	—	4,286	—	1,364
LG Management Development Institute	—	2,010	3,480	170
LG Corp.	—	15,699	8,016	94
Others	952	2,724	2,317	2,266

	176,708	1,295,088	154,413	903,605

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	13	259,262	30	106,790
LG Chem (Nanjing) Information & Electronics Materials Co.,Ltd.		—	74,219	—	79,117
Serveone Co., Ltd.		132	180,652	20,157	398,671
Serveone (Nanjing) Co., Ltd.		—	24,001	—	47,485
Serveone Construction (NanJing) Co., Ltd		—	11,215	—	8,951
Serveone Guangzhou Co., Ltd		—	21,459	—	19,719
SERVEONE VIETNAM Co., Ltd		—	—	—	587
Silicon Works Co., Ltd.		—	151,982	13	106,313
Hi Logistics Co., Ltd.		10	7,506	—	—
Hi Logistics China Co., Ltd		—	2,803	—	1,535
LG CNS Co., Ltd.		167	22,158	—	89,152
LG CNS China Inc.		—	4,558	—	8,597
LG N-Sys Inc.		—	1,261	—	9,259
LG International Corp.		64	24,511	16,951	16,930
LG International (America) Inc.		6,874	2,205	3,594	20,449
LG International (Japan) Ltd.		34,362	134,563	14,603	125,689
LG International (Hongkond) Ltd.		724	—	346	—
LG International (Singapore) Pte. Ltd.		154,178	620	31,071	—
LG International (Deutschland) GmbH		526	—	—	4,935
Pantos Logistics Co., Ltd.		—	13,465	—	8,183

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2016		December 31, 2016
	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
Pantos Logistics (China) Co., Ltd.	—	2,725	—	1,045
Pantos Logistics (Shanghai) Co., Ltd.	—	5,469	—	2,251
Pantos Logistics (Shenzhen) Co., Ltd.	—	39,980	—	8,577
LG Management Development Institute	—	1,885	3,480	376
HS Ad	—	533	—	1,465
LG Corp.	—	13,427	7,937	—
Others	458	3,993	2,732	2,491

	197,508	1,004,452	100,914	1,068,567

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Short-term benefits	~~W~~	1,317	714
Expenses related to the defined benefit plan		93	508

	~~W~~	1,410	1,222

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2017 and 2016

(Unaudited)

28.	Subsequent Event

(a)	In April 2017, the Controlling Company received advances from a customer amounting to USD 500 million (~~W~~565,950 million) in aggregate in connection with long-term supply agreements. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the sale of products thereafter. The Controlling Company received a payment guarantee from KEB Hana Bank relating to advances received. (Details of payment guarantees are described in note 14)

(b)	In March 2017, LG Display Vietnam Haiphong Co., Ltd. entered into a credit facility agreement amounting to USD 400 million (~~W~~446,440 million) with Sumitomo Mitsui Banking Corporation and others and obtained an approval for borrowings from State Bank of Vietnam according to foreign exchange management circular of Vietnam on April 18, 2017.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2017, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 21, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 10, 2017

This report is effective as of May 10, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2017 and December 31, 2016

(In millions of won)	Note	March 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 24	~~W~~	178,747	259,467
Deposits in banks	4, 24		876,520	1,076,520
Trade accounts and notes receivable, net	5, 14, 24, 26		4,742,391	5,128,925
Other accounts receivable, net	5, 24		94,426	403,744
Other current financial assets	6, 24		14,823	7,696
Inventories	7		1,606,907	1,706,983
Other current assets	5		291,434	129,240

Total current assets			7,805,248	8,712,575
Deposits in banks	4, 24		12	13
Investments	8		2,687,009	2,656,026
Other non-current financial assets	6, 24		55,012	52,649
Property, plant and equipment, net	9		9,458,124	8,757,973
Intangible assets, net	10		650,246	673,966
Deferred tax assets	22		616,427	653,613
Other non-current assets	5		306,061	305,935

Total non-current assets			13,772,891	13,100,175

Total assets		~~W~~	21,578,139	21,812,750

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	2,097,726	2,738,383
Current financial liabilities	11, 24		766,758	667,735
Other accounts payable	24		2,070,724	1,921,141
Accrued expenses			429,321	590,129
Income tax payable			127,823	155,641
Provisions	13		68,703	54,040
Advances received			15,685	18,944
Other current liabilities			217,818	30,331

Total current liabilities			5,794,558	6,176,344
Non-current financial liabilities	11, 24		2,940,545	3,185,449
Non-current provisions	13		16,474	8,155
Defined benefit liabilities, net	12		194,415	142,212
Other non-current liabilities	13		65,078	65,143

Total non-current liabilities			3,216,512	3,400,959

Total liabilities			9,011,070	9,577,303

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			8,526,877	8,195,255

Total equity			12,567,069	12,235,447

Total liabilities and equity		~~W~~	21,578,139	21,812,750

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won, except earnings (loss) per share)	Note	2017		2016
Revenue	16, 26	~~W~~	6,542,947	5,567,470
Cost of sales	7, 17, 26		(5,218,933)	(5,212,563)

Gross profit			1,324,014	354,907
Selling expenses	18		(166,905)	(94,678)
Administrative expenses	18		(117,802)	(107,691)
Research and development expenses			(280,296)	(269,789)

Operating profit (loss)			759,011	(117,251)

Finance income	21		107,768	75,233
Finance costs	21		(32,843)	(38,964)
Other non-operating income	20		304,161	363,946
Other non-operating expenses	20		(489,551)	(379,447)

Profit (loss) before income tax			648,546	(96,483)
Income tax expense (benefit)	22		134,434	(42,379)

Profit (loss) for the period			514,112	(54,104)

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,725)	(1,460)
Related income tax	12		1,143	353

			(3,582)	(1,107)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	21		—	(77)
Related income tax	21		—	19

			—	(58)

Other comprehensive loss for the period, net of income tax			(3,582)	(1,165)

Total comprehensive income (loss) for the period		~~W~~	510,530	(55,269)

Earnings (loss) per share (In won)
Basic earnings (loss) per share	23	~~W~~	1,437	(151)

Diluted earnings (loss) per share	23	~~W~~	1,437	(151)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive loss for the period
Loss for the period		—	—	(54,104)	—	(54,104)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,107)	—	(1,107)

Total other comprehensive loss		—	—	(1,107)	(58)	(1,165)

Total comprehensive loss for the period	~~W~~	—	—	(55,211)	(58)	(55,269)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at March 31, 2016	~~W~~	1,789,079	2,251,113	7,055,214	—	11,095,406

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

Total comprehensive loss for the period
Profit for the period		—	—	514,112	—	514,112
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,582)	—	(3,582)

Total other comprehensive loss		—	—	(3,582)	—	(3,582)

Total comprehensive income for the period	~~W~~	—	—	510,530	—	510,530

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at March 31, 2017	~~W~~	1,789,079	2,251,113	8,526,877	—	12,567,069

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	514,112	(54,104)
Adjustments for:
Income tax expense (benefit)	22		134,434	(42,379)
Depreciation	17		392,838	563,103
Amortization of intangible assets	17		97,781	80,997
Gain on foreign currency translation			(55,662)	(103,728)
Loss on foreign currency translation			139,210	160,717
Expenses related to defined benefit plans	12		49,213	55,196
Gain on disposal of property, plant and equipment			(30,314)	(18,383)
Loss on disposal of property, plant and equipment			1,957	1
Gain on disposal of intangible assets			—	(900)
Loss on disposal of intangible assets			—	11
Impairment loss on intangible assets			1,689	85
Finance income			(103,596)	(74,315)
Finance costs			16,023	27,598
Other income			(154)	(659)
Other expenses			68,223	44,532

			711,642	691,876
Change in trade accounts and notes receivable			250,322	538,272
Change in other accounts receivable			(15,510)	(12,550)
Change in other current assets			(140,908)	(88,275)
Change in inventories			100,076	(112,094)
Change in other non-current assets			(25,413)	(29,785)
Change in trade accounts and notes payable			(590,469)	(463,996)
Change in other accounts payable			(2,488)	(68,594)
Change in accrued expenses			(160,928)	(193,765)
Change in other current liabilities			5,841	12,434
Change in other non-current liabilities			1,366	7,192
Change in provisions			(45,195)	(28,683)
Change in defined benefit liabilities, net			(1,734)	(259)

			(625,040)	(440,103)
Cash generated from operating activities			600,714	197,669
Income taxes paid			(15,394)	(28,374)
Interests received			5,660	11,743
Interests paid			(21,636)	(25,210)

Net cash provided by operating activities		~~W~~	569,344	155,828

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from investing activities:
Dividends received		~~W~~	315,939	446,736
Proceeds from withdrawal of deposits in banks			400,501	762,102
Increase in deposits in banks			(200,500)	(650,500)
Acquisition of investments			(46,500)	(130,300)
Proceeds from disposal of investments			5,157	3,200
Acquisition of property, plant and equipment			(1,036,604)	(411,822)
Proceeds from disposal of property, plant and equipment			87,220	28,276
Acquisition of intangible assets			(111,593)	(116,557)
Proceeds from disposal of intangible assets			—	1,005
Government grants received			—	718
Receipt from (payment for) settement of derivatives			(101)	29
Increase in long-term loans			—	(18,430)
Increase in deposits			(933)	(122)
Decrease in deposits			566	911
Proceeds from disposal of available-for-sale financial assets			—	404
Acquisition of financial assets at fair value through profit or loss			—	(1,500)

Net cash used in investing activities			(586,848)	(85,850)

Cash flows from financing activities:	25
Proceeds from long-term debt			—	604,333
Repayments of current portion of long-term debt and debentures			(63,216)	(533,425)

Net cash provided by (used in) financing activities			(63,216)	70,908

Net increase (decrease) in cash and cash equivalents			(80,720)	140,886
Cash and cash equivalents at January 1			259,467	108,044

Cash and cash equivalents at March 31		~~W~~	178,747	248,930

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2017, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2017, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2017, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2017, there are 28,224,536 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2016.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its separate financial statements as of and for the year ended December 31, 2016.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2016, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes in Accounting Policies

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Company has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Company has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 25.

(ii)	K-IFRS No. 1012, Income Taxes

The Company has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

There is no impact of applying this amendment on the condensed separate interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing these condensed separate interim financial statements.

(i)	K-IFRS No. 1109, Financial Instruments

The Company plans to adopt K-IFRS No. 1109, Financial Instruments, in its separate financial statements for annual periods beginning on or after January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30. 2017 and disclose the results in its separate financial statements for the year ending December 31, 2017. As of March 31, 2017, other than the potential impacts described in the separate financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

The Company plans to adopt K-IFRS No. 1115, Revenue from Contracts with Customers, in its separate financial statements for annual periods beginning on or after January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 30. 2017 and disclose the results in its separate financial statements for the year ending December 31, 2017. As of March 31, 2017, other than the potential impacts described in the separate financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	178,747	259,467
Deposits in banks
Time deposits	~~W~~	804,134	1,004,134
Restricted cash (*)		72,386	72,386

	~~W~~	876,520	1,076,520

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	12	13

	~~W~~	1,055,279	1,336,000

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Trade, net	~~W~~	364,694	275,413
Due from related parties		4,377,697	4,853,512

	~~W~~	4,742,391	5,128,925

(b)	Other accounts receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	87,279	395,534
Accrued income		7,147	8,210

	~~W~~	94,426	403,744

Due from related parties included in other accounts receivable, as of March 31, 2017 and December 31, 2016 are ~~W~~20,444 million and ~~W~~308,756 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term Non-trade receivable
Not past due	~~W~~	4,739,382	90,529	11,876	(518)	(261)	(26)
Past due 1-15 days		2,679	1,277	—	(27)	(7)	—
Past due 16-30 days		387	36	—	—	—	—
Past due 31-60 days		172	360	—	—	(3)	—
Past due more than 60 days		316	2,917	—	—	(422)	—

	~~W~~	4,742,936	95,119	11,876	(545)	(693)	(26)

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term Non-trade receivable
Not past due	~~W~~	5,128,853	400,829	2,354	(520)	(380)	(23)
Past due 1-15 days		113	2,281	—	—	(20)	—
Past due 16-30 days		394	309	—	—	—	—
Past due 31-60 days		63	639	—	—	(6)	—
Past due more than 60 days		22	490	—	—	(398)	—

	~~W~~	5,129,445	404,548	2,354	(520)	(804)	(23)

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the three-month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	520	804	23	600	406	52
(Reversal of) bad debt expense		25	(111)	3	(80)	398	(29)

Balance at the reporting date	~~W~~	545	693	26	520	804	23

5.	Receivables and Other Assets, Continued

(d)	Other assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	6,337	7,240
Prepaid expenses		219,422	65,842
Value added tax refundable		65,675	56,158

	~~W~~	291,434	129,240

Non-current assets
Long-term prepaid expenses	~~W~~	305,061	304,935
Long-term advanced payment		1,000	1,000

	~~W~~	306,061	305,935

6.	Other Financial Assets

(a)	Other financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current assets
Short-term loans	~~W~~	14,230	7,696
Derivatives(*)		593	—

		14,823	7,696

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	1,382
Available-for-sale financial assets		5,709	5,708
Deposits		13,769	13,422
Long-term loans		21,970	29,562
Long-term non-trade receivable		11,850	2,331
Derivatives(*)		332	244

	~~W~~	55,012	52,649

Other financial assets of related parties as of March 31, 2017 and December 31, 2016 are ~~W~~2,302 million and ~~W~~3,488 million, respectively.

(*)	Represents forward contracts and interest rate swap contracts.

(b)	Available-for-sale financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Non-current assets
Debt securities
Government bonds	~~W~~	155	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		3,266	3,266
Henghao Technology Co., Ltd.		1,559	1,559

	~~W~~	5,554	5,554

	~~W~~	5,709	5,708

7.	Inventories

Inventories as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Finished goods	~~W~~	481,856	527,658
Work-in-process		605,844	633,422
Raw materials		301,799	312,013
Supplies		217,408	233,890

	~~W~~	1,606,907	1,706,983

For the three-month periods ended March 31, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	5,218,933	5,212,563
Including: inventory write-downs		194,154	360,891
Including: reversal and usage of inventory write-downs		(185,454)	(342,623)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2017			December 31, 2016
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture Display Products	100%		117,378	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
Money Market Trust(*)	Seoul, South Korea	Money market trust	100%		46,500	—		—

				~~W~~	2,565,940		~~W~~	2,519,440

(*)	For the three-month period ended March 31, 2017, the Company acquired ~~W~~46,500 million of Money Market Trust.

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)			March 31, 2017			December 31, 2016
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
New Optics Ltd. (*1)	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	—		—	46%		14,221
IINVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	14%		10,268
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		1,214	31%		2,510
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		7,568
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	18%		10,000	18%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	121,069		~~W~~	136,586

(*1)	For the three-month period ended March 31, 2017, the Company disposed of the entire investments in New Optics Ltd.
(*2)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). For the three-month period ended March 31, 2017, the Company received ~~W~~1,296 million from the Fund as capital distribution and there were no changes in the Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of March 31, 2017. Accordingly, there were no additional investments for the three-month period ended March 31, 2017.

For the three-month period ended March 31, 2017, the aggregate amount of received dividends from associates are ~~W~~8,639 million.

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2017 and 2016, the Company purchased property, plant and equipment of ~~W~~1,113,774 million and ~~W~~331,173 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~6,260 million and 1.84%, and ~~W~~2,449 million and 2.41% for the three-month periods ended March 31, 2017 and 2016, respectively. Also, for the three-month periods ended March 31, 2017 and 2016, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~20,785 million and ~~W~~9,894 million, respectively, and recognized ~~W~~30,314 million and ~~W~~1,957 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2017 (gain and loss for the three-month period ended March 31, 2016: ~~W~~18,383 million and ~~W~~1 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2017 and December 31, 2016, are ~~W~~248,451 million and ~~W~~256,340 million, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	104,553	113,209
Current portion of long-term debt		662,205	554,526

	~~W~~	766,758	667,735

Non-current
Won denominated borrowings	~~W~~	821,753	821,922
Foreign currency denominated borrowings		786,851	851,993
Bonds		1,331,586	1,511,062
Derivatives(*)		355	472

	~~W~~	2,940,545	3,185,449

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2017 (%)(*)	March 31, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	6ML + 0.62	~~W~~	104,553		113,209

Foreign currency equivalent		USD	94	USD	94

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(c)	Won denominated long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2017 (%)	March 31, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,626	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	3-year Industrial Financial Debenture rate + 0.55, 5-year Industrial Financial Debenture rate + 0.60, CD rate (91days) + 0.64, CD rate (91days) + 0.74		620,000	620,000
Less current portion of long-term borrowings			(873)	(1,069)

		~~W~~	821,753	821,922

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2017 (%)	March 31, 2017		December 31, 2016
The Export-Import Bank of Korea and Others	3ML+0.55 ~1.40	~~W~~	898,461		1,027,225
Standard Chartered Bank Korea Limited	—		—		8,469

Foreign currency equivalent		USD	805	USD	857

Less current portion of long-term borrowings			(111,610)		(183,701)

		~~W~~	786,851		851,993

(e)	Details of bonds issued and outstanding as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2017 (%)	March 31, 2017		December 31, 2016
Won denominated bonds(*)
Publicly issued bonds	April 2017~ May 2022	1.73~3.73	~~W~~	1,885,000	1,885,000
Less discount on bonds				(3,692)	(4,182)
Less current portion				(549,722)	(369,756)

			~~W~~	1,331,586	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities recognized as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,440,419	1,400,621
Fair value of plan assets		(1,246,004)	(1,258,409)

	~~W~~	194,415	142,212

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Current service cost	~~W~~	48,615	52,626
Net interest cost		598	2,570

	~~W~~	49,213	55,196

(c)	Plan assets as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,246,004	1,258,409

As of March 31, 2017, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of the net defined benefit liabilities included in other comprehensive income (loss) for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Remeasurements of the net defined benefit liabilities	~~W~~	(4,725)	(1,460)
Tax effect		1,143	353

Remeasurements of the net defined benefit liabilities, net of income tax	~~W~~	(3,582)	(1,107)

13.	Provisions and Other Liabilities

(a) Changes in provisions for the period ended March 31, 2017 are as follows:

(In millions of won)	Warranties (*)		Others	Total
Balance at January 1, 2017	~~W~~	60,530	1,665	62,195
Additions		68,177	848	69,025
Usage		(46,043)	—	(46,043)

Balance at March 31, 2017	~~W~~	82,664	2,513	85,177

Current	~~W~~	66,190	2,513	68,703
Non-current	~~W~~	16,474	—	16,474

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	31,587	24,840
Unearned revenues		7,323	5,491
Dividends payable		178,908	—

	~~W~~	217,818	30,331

Non-current liabilities
Long-term accrued expenses	~~W~~	62,736	61,615
Long-term other accounts payable		2,342	3,528

	~~W~~	65,078	65,143

14.	Contingencies and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. For the three-month period ended March 31, 2017, the parties have reached settlements in principle regarding the above-mentioned patent litigations through mediation.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. As of March 31, 2017, the case which has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review (“IPR”) is still stayed although IPR has been completed. The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2017. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at March 31, 2017.

14.	Contingencies and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,913 million (~~W~~2,135,099 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~413,669 million in connection with its domestic and export sales transactions and, as of March 31, 2017, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2017, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,483 million) with KEB Hana Bank, USD 80 million (~~W~~89,288 million) with Bank of China and USD 50 million (~~W~~55,805 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 100 million (~~W~~111,610 million) for principals and related interests.

In addition, the Company obtained payment guarantees amounting to USD 500 million (~~W~~558,050 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements and USD 8.5 million (~~W~~9,487 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of March 31, 2017, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

15.	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~ 5,000), and as of March 31, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2016 to March 31, 2017.

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Sales of goods	~~W~~	6,528,896	5,557,741
Royalties		4,600	2,599
Others		9,451	7,130

	~~W~~	6,542,947	5,567,470

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Changes in inventories	~~W~~	100,076	(112,094)
Purchases of raw materials, merchandise and others		2,362,566	2,575,405
Depreciation and amortization		490,619	644,100
Outsourcing fees		1,363,182	1,161,891
Labor costs		633,135	630,346
Supplies and others		208,206	196,140
Utility		169,395	180,129
Fees and commissions		117,361	113,291
Shipping costs		27,174	29,748
Advertising		44,489	14,047
Warranty expenses		68,177	30,270
Travel		16,487	15,319
Taxes and dues		12,396	13,188
Others		176,967	209,120

	~~W~~	5,790,230	5,700,900

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Salaries	~~W~~	53,096	46,012
Expenses related to defined benefit plans		6,555	7,279
Other employee benefits		14,648	12,403
Shipping costs		21,626	23,886
Fees and commissions		30,973	27,665
Depreciation		22,725	22,214
Taxes and dues		314	844
Advertising		44,489	14,047
Warranty expenses		68,177	30,270
Rent		2,507	2,437
Insurance		1,361	1,341
Travel		4,559	3,962
Training		3,167	2,875
Others		10,510	7,134

	~~W~~	284,707	202,369

19.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Salaries and wages	~~W~~	535,368	512,930
Other employee benefits		77,293	79,148
Contributions to National Pension plan		17,917	16,921
Expenses related to defined benefit plan		49,213	55,196

	~~W~~	679,791	664,195

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Rental income	~~W~~	869	925
Foreign currency gain		269,086	341,350
Reversal of allowance for doubtful accounts for other receivables		154	—
Gain on disposal of property, plant and equipment		30,314	18,383
Gain on disposal of intangible assets		—	900
Commission earned		122	317
Others		3,616	2,071

	~~W~~	304,161	363,946

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Foreign currency loss	~~W~~	483,257	363,268
Other bad debt expense		46	364
Loss on disposal of property, plant and equipment		1,957	1
Loss on disposal of intangible assets		—	11
Impairment loss on intangible assets		1,689	85
Donations		2,364	2,880
Expenses related to legal proceedings or claims and others		238	12,838

	~~W~~	489,551	379,447

21.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Finance income
Interest income	~~W~~	6,038	8,404
Dividend income		8,639	41,001
Foreign currency gain		87,210	22,633
Gain on disposal of investments		5,083	152
Gain on transaction of derivatives		—	1,126
Gain on valuation of derivatives		798	1,917

	~~W~~	107,768	75,233

Finance costs
Interest expense	~~W~~	15,922	23,718
Foreign currency loss		16,470	11,055
Loss on impairment of investments		—	1,632
Loss on sale of trade accounts and notes receivable		—	3
Loss on transaction of derivatives		101	1,012
Loss on valuation of derivatives		—	1,236
Others		350	308

	~~W~~	32,843	38,964

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Net change in fair value of available-for-sale financial assets	~~W~~	—	(77)
Tax effect		—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	(58)

22.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Current tax expense	~~W~~	96,105	8,762
Deferred tax expense (benefit)		38,329	(51,141)

Income tax expense (benefit)	~~W~~	134,434	(42,379)

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2017 and December 31, 2016 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March 31, 2017		December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Other accounts receivable, net	~~W~~	—	—	(1,281)	(1,190)	(1,281)	(1,190)
Inventories, net		34,256	32,150	—	—	34,256	32,150
Defined benefit liabilities, net		24,129	10,817	—	—	24,129	10,817
Accrued expenses		76,848	119,952	—	—	76,848	119,952
Property, plant and equipment		170,453	177,833	—	—	170,453	177,833
Intangible assets		920	744	—	—	920	744
Provisions		20,613	15,051	—	—	20,613	15,051
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		13,421	10,845	—	—	13,421	10,845
Tax credit carryforwards		277, 057	287,400	—	—	277,057	287,400

Deferred tax assets (liabilities)	~~W~~	617,708	654,803	(1,281)	(1,190)	616,427	653,613

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2017.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In won and No. of shares)	2017		2016
Profit (Loss) for the period	~~W~~	514,111,732,552	(54,103,900,027)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (Loss) per share	~~W~~	1,437	(151)

For the three-month periods ended March 31, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings(loss) per share.

(b)	Diluted earnings (loss) per share for the three-month periods ended March 31, 2017 and 2016 are not calculated since there was no potential common stock.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2017 and December 31, 2016 is as follows:

(In millions)	March 31, 2017
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	504	1	2	—
Trade accounts and notes receivable	3,804	1,128	—	—	—
Non-trade receivable	40	1,544	—	—	2
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,055)	(13,591)	—	—	—
Other accounts payable	(126)	(5,783)	(55)	(10)	(1)
Debt	(899)	—	—	—	—

Gross statement of financial position exposure	1,829	(16,147)	(54)	(8)	1

Forward exchange contracts	(100)	—	—	—	—

Net exposure	1,729	(16,147)	(54)	(8)	1

24.	Financial Risk Management, Continued

(In millions)	December 31, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	20	268	—	2	—
Trade accounts and notes receivable	3,929	1,315	—	—	—
Non-trade receivable	90	4,222	1,312	—	3
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,442)	(14,940)	—	—	—
Other accounts payable	(120)	(7,161)	(1)	(12)	(1)
Debt	(951)	—	—	—	—

Net exposure	1,528	(16,245)	1,311	(10)	2

Average exchange rates applied for the three-month periods ended March 31, 2017 and 2016 and the exchange rates at March 31, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	March 31, 2017		December 31, 2016
USD	~~W~~	1,154.65	1,201.85	~~W~~	1,116.10	1,208.50
JPY		10.15	10.42		9.99	10.37
CNY		168.15	183.12		162.27	173.26
PLN		284.48	304.16		283.16	287.62
EUR		1,230.16	1,326.89		1,192.61	1,267.60

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of March 31, 2017 and December 31, 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2017			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	73,137	73,137	69,986	69,986
JPY (5 percent weakening)		(6,111)	(6,111)	(6,383)	(6,383)
CNY (5 percent weakening)		(332)	(332)	8,609	8,609
PLN (5 percent weakening)		(86)	(86)	(109)	(109)
EUR (5 percent weakening)		45	45	96	96

A stronger won against the above currencies as of March 31, 2017 and December 31, 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2017 and December 31, 2016 is as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	1,055,422	1,336,141
Financial liabilities		(2,203,704)	(2,203,378)

	~~W~~	(1,148,282)	(867,237)

Variable rate instruments
Financial liabilities	~~W~~	(1,503,244)	(1,649,334)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2017 and December 31, 2016, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2017
Variable rate instruments(*)	~~W~~	(8,742)	8,742	(8,742)	8,742
December 31, 2016
Variable rate instruments(*)	~~W~~	(9,849)	9,849	(9,849)	9,849

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	178,747	259,467
Deposits in banks		876,532	1,076,533
Trade accounts and notes receivable, net		4,742,391	5,128,925
Non-trade receivable, net		87,279	395,534
Accrued income		7,147	8,210
Available-for-sale financial assets		155	154
Financial assets at fair value through profit or loss		1,382	1,382
Deposits		13,769	13,422
Short-term loans		14,230	7,696
Long-term loans		21,970	29,562
Long-term non-trade receivable		11,850	2,331
Derivatives		925	244

	~~W~~	5,956,377	6,923,460

In addition to the financial assets above, as of March 31, 2017, the Company provides payment guarantees of ~~W~~111,610 million, for its subsidiaries.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

24.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,825,640	1,901,948	235,814	16,774	1,209,476	386,029	53,855
Unsecured bond issues		1,881,308	1,987,498	202,913	390,143	352,852	961,042	80,548
Trade accounts and notes payable		2,097,726	2,097,726	2,097,726	—	—	—	—
Other accounts payable		2,070,724	2,071,232	2,068,572	2,660	—	—	—
Long-term other accounts payable		2,342	2,660	—	—	2,660	—	—
Payment guarantee		—	119,585	1,228	1,222	19,558	97,577	—
Derivative financial liabilities		355	357	181	126	50	—	—

	~~W~~	7,878,095	8,181,006	4,606,434	410,925	1,584,596	1,444,648	134,403

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	March 31, 2017		December 31, 2016
Total liabilities	~~W~~	9,011,070	9,577,303
Total equity		12,567,069	12,235,447
Cash and deposits in banks (*1)		1,055,267	1,335,987
Borrowings (including bonds)		3,706,948	3,852,712
Total liabilities to equity ratio		72%	78%
Net borrowings to equity ratio (*2)		21%	21%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	March 31, 2017			December 31, 2016
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	155	155	154	154
Financial assets at fair value through profit or loss		1,382	1,382	1,382	1,382
Derivatives		925	925	244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	178,747	(*)	259,467	(*)
Deposits in banks		876,532	(*)	1,076,533	(*)
Trade accounts and notes receivable		4,742,391	(*)	5,128,925	(*)
Non-trade receivable		87,279	(*)	395.534	(*)
Accrued income		7,147	(*)	8,210	(*)
Deposits		13,769	(*)	13,422	(*)
Short-term loans		14,230	(*)	7,696	(*)
Long-term loans		21,970	(*)	29,562	(*)
Long-term non-trade receivable		11,850	(*)	2,331	(*)
Liabilities carried at fair value
Derivatives	~~W~~	355	355	472	472
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,825,640	1,829,475	1,971,894	1,975,284
Unsecured bond issues		1,881,308	1,904,253	1,880,818	1,903,863
Trade accounts and notes payable		2,097,726	(*)	2,738,383	(*)
Other accounts payable		2,070,724	2,071,191	1,921,141	1,921,562
Long-term other accounts payable		2,342	2,604	3,528	3,891

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company is consistent with those disclosed in the financial statements as of and for the year ended December 31, 2016.

24.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2017 and December 31, 2016 is as follows:

(In millions of won)	March 31, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Henghao Technology Co., Ltd.		1,559	1,559
Kyulux Inc.		3,266	3,266

	~~W~~	5,554	5,554

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since there is not a quoted price in an active market for an identical instruments.

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

24.	Financial Risk Management, Continued

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2017
Assets
Available-for-sale financial assets	~~W~~	155	—	—	155
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	593	332	925
Liabilities
Derivatives		—	—	355	355

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)	March 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,829,475	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,904,253	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,071,191	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	2,604	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,975,284	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,921,562	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017	December 31, 2016
Debentures, loans and others	1.29~2.66%	1.48~2.68%

25. Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the period ended March 31, 2017 are as follows:

(In millions of won)				Non-cash transactions
	January 1, 2017		Cash flows from financing activities	Dividends declared	Current portion	Gain or loss on foreign currency translation	Others(*)	March 31, 2017
Short-term borrowings	~~W~~	113,209	—	—	—	(8,656)	—	104,553
Current portion of long-term debt		554,526	(63,216)	—	180,004	(9,240)	131	662,205
Long-term borrowings		1,673,915	—	—	(169)	(65,142)	—	1,608,604
Bonds		1,511,062	—	—	(179,835)	—	359	1,331,586
Dividends payable		—	—	178,908	—	—	—	178,908

	~~W~~	3,852,712	(63,216)	178,908	—	(83,038)	490	3,885,856

(*)	Others consist of unwinding of the discount on bonds and others.

26.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2017 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries and associates as of March 31, 2017 and December 31, 2016 are as follows:

Classification	March 31, 2017	December 31, 2016
Subsidiaries of associates	—	New Optics USA, Inc.
	—	NEWOPTIX RS. SA DE CV
Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	—	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	—	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology co.,LTD	LG Electronics Nanjing New Technology co.,LTD
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Alabama Inc.	—

26.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	March 31, 2017	December 31, 2016
Subsidiaries of the entity that has significant influence over the Company	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicalli S.A.DE C.V.	LG Electronics Mexicalli S.A.DE C.V.
	LG Electronics Reynosa S.A. DE C.V.	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	—	LG Electronics Shenyang Inc.
	LG Electronics Egypt S.A.E	LG Electronics Egypt S.A.E
	—	LG Electronics Wroclaw Sp.z o.o
	LG Electronics Ticaret A.S.	—

26.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,771,857	—	—	—	—	—
LG Display Japan Co., Ltd.		564,061	—	—	—	—	12
LG Display Germany GmbH		518,689	—	—	—	—	8,913
LG Display Taiwan Co., Ltd.		410,048	—	—	—	—	351
LG Display Nanjing Co., Ltd.		3,509	—	—	—	116,663	—
LG Display Shanghai Co., Ltd.		335,235	—	—	—	—	25
LG Display Poland Sp. z o.o.		1,746	—	—	—	8,408	31
LG Display Guangzhou Co., Ltd.		18,436	—	1,831	—	599,453	2,803
LG Display Shenzhen Co., Ltd.		427,984	—	—	—	—	1
LG Display Yantai Co., Ltd.		6,292	—	4,594	—	528,656	9,099
LG Display (China) Co., Ltd.		11,823	—	—	—	216,106	—
LG Display Singapore Pte LTD.		293,412	—	—	—	—	3
L&T Display Technology (Fujian) Limited		103,199	—	—	—	12	295
Nanumnuri Co., Ltd.		24	—	—	—	—	4,620
Global OLED Technology LLC		—	—	—	—	—	1,477
LG Display Guangzhou Trading Co., Ltd.		140,155	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		112	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		51,214	—	—	—	—	—

	~~W~~	5,657,796	—	6,425	—	1,469,298	27,630

26.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	76
INVENIA Co., Ltd.		—	—	454	2,758	—	111
AVATEC Co., Ltd.		—	530	—	—	19,816	251
Paju Electric Glass Co., Ltd.		—	8,109	98,763	—	—	1,097
Narenanotech Corporation		—	—	226	10,453	—	169
YAS Co., Ltd.		—	—	829	19,208	—	392

	~~W~~	1	8,639	100,272	32,419	19,820	2,102

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	472,705	—	7,046	186,346	—	35,053
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	22,276	—	—	—	—	29
LG Electronics Vietnam Haiphong Co., Ltd.		52,956	—	—	—	—	37
LG Electronics Reynosa S.A. DE C.V.		36,801	—	—	—	—	325
LG Electronics Almaty Kazakhstan		4,043	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		5,182	—	—	—	—	3
LG Electronics Mexicalli S.A.DE C.V.		14,190	—	—	—	—	51
LG Electronics RUS, LLC		1,283	—	—	—	—	286

26.	Related Parties and Others, Continued

(In millions of won)	2017
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4,274	—	41,118	—	—	3,143
LG Hitachi Water Solutions Co., Ltd.		—	—	—	26,898	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		39,544	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		15,634	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,982
Others		1,589	—	3	—	—	1,713

	~~W~~	197,772	—	41,121	26,898	—	12,569

	~~W~~	6,328,274	8,639	154,864	245,663	1,489,118	77,354

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(In millions of won)	2016
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,395,360	—	—	—	—	157
LG Display Japan Co., Ltd.		363,578	—	—	—	—	15
LG Display Germany GmbH		436,734	—	—	—	—	2,027
LG Display Taiwan Co., Ltd.		338,469	—	—	—	—	361
LG Display Nanjing Co., Ltd.		18,798	—	—	—	117,221	—
LG Display Shanghai Co., Ltd.		281,285	—	—	—	—	8
LG Display Poland Sp. z o.o.		150	—	—	—	13,392	12
LG Display Guangzhou Co., Ltd.		13,280	—	1,554	—	457,023	2,385
LG Display Shenzhen Co., Ltd.		391,989	—	—	—	—	2
LG Display Yantai Co., Ltd.		5,173	—	7,273	—	434,244	2,359
LG Display (China) Co., Ltd.		943	18,119	115,471	—	—	—
LG Display Singapore Pte LTD.		221,831	—	—	—	—	—
L&T Display Technology (Fujian) Limited		120,821	—	9	—	—	1
Nanumnuri Co., Ltd.		13	—	—	—	—	2,765
Global OLED Technology LLC		—	—	—	—	—	1,426
LG Display Guangzhou Trading Co., Ltd.		73,138	—	—	—	—	—

	~~W~~	4,661,562	18,119	124,307	—	1,021,880	11,518

26.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	21,383	—	—	—	—	186
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	13,433	—	1,862	54
New Optics USA, Inc		—	—	—	—	266	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd.		44	—	138	6,171	—	23
TLI Inc.		—	101	17,178	—	—	604
AVACO Co., Ltd.		—	128	533	3,263	—	472
AVATEC Co., Ltd.		—	265	—	—	21,751	441
Paju Electric Glass Co., Ltd.		—	21,030	106,235	—	—	508
LB Gemini New Growth Fund No.16		—	1,358	—	—	—	—
Narenanotech Corporation		17	—	155	1,135	—	72
ADP System Co., Ltd.		—	—	—	13	—	—
YAS Co., Ltd.		44	—	368	23,202	—	257

	~~W~~	105	22,882	138,040	33,784	23,879	2,463

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	465,744	—	3,569	50,310	—	8,884

26.	Related Parties and Others, Continued

(In millions of won)	2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	32,266	—	—	—	—	4
LG Electronics Vietnam Haiphong Co., Ltd.		37,064	—	—	—	—	15
LG Electronics Reynosa S.A. DE C.V.		6,368	—	—	—	—	235
LG Electronics do Brasil Ltda.		1,399	—	—	—	—	73
LG Electronics Kazakhstan		5,600	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd		4,278	—	—	—	—	—
LG Electronics Mexicalli S.A.DE C.V.		3,218	—	—	—	—	—
LG Innotek Co., Ltd.		2,010	—	58,596	—	—	3,115
LG Hitachi Water Solutions Co., Ltd.		—	—	—	5,810	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		64,209	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		16,032	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,789
Others		866	—	1	—	—	1,881

	~~W~~	173,310	—	58,597	5,810	—	12,112

	~~W~~	5,322,104	41,001	324,513	89,904	1,045,759	35,163

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of March 31, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2017		December 31, 2016	March 31, 2017	December 31, 2016
Subsidiaries
LG Display America, Inc.	~~W~~	1,586,357	1,931,420	—	—
LG Display Japan Co., Ltd.		282,140	254,322	2	—
LG Display Germany GmbH		483,143	606,323	2	477
LG Display Taiwan Co., Ltd.		490,812	589,400	150	—
LG Display Nanjing Co., Ltd.		6,098	19,610	51,871	40,201
LG Display Shanghai Co., Ltd.		237,802	317,386	—	3
LG Display Poland Sp.zo.o.		1,608	1,775	5,703	6,972
LG Display Guangzhou Co., Ltd.		6,421	141,946	248,471	259,962
LG Display Guangzhou Trading Co., Ltd.		119,589	110,817	27,231	—
LG Display Shenzhen Co., Ltd.		156,045	244,500	—	6
LG Display Yantai Co., Ltd.		681	68,405	129,112	455,597
LG Display (China) Co., Ltd		2,608	2,793	78,460	51,389
LG Display Singapore Pte. Ltd.		290,163	286,265	3	1
L&T Display Technology (Fujian) Limited		72,848	83,074	207,808	211,092
Nanumnuri Co., Ltd.		—	—	1,499	1,538
LG Display Vietnam Haiphong Co., Ltd.		112	—	—	—
Suzhou Lehui Display Co., Ltd.		36,791	31,445	—	37,593

	~~W~~	3,773,218	4,689,481	750,312	1,064,831

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2017		December 31, 2016	March 31, 2017	December 31, 2016
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
INVENIA Co., Ltd.		760	833	3,572	6,436
WooRee E&L Co., Ltd.		—	—	84	—
AVATEC Co., Ltd.		530	—	2,876	5,190
Paju Electric Glass Co., Ltd.		—	—	68,250	71,685
Narenanotech Corporation		300	300	12,089	2,812
YAS Co., Ltd.		750	833	22,390	3,531

	~~W~~	2,340	2,966	109,261	98,270

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	492,395	355,826	320,600	153,195

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2017		December 31, 2016	March 31, 2017	December 31, 2016
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	1,001	1,070	48,147	47,286
LG Hitachi Water Solutions Co., Ltd.		—	—	48,907	100,193
Hi Entech Co., Ltd.		—	—	5,212	4,080
Inspur LG Digital Mobile Communications Co., Ltd.		38,202	46,091	—	5
LG Electronics Reynosa S.A. DE C.V.		17,519	10,292	—	259
LG Electronics India Pvt. Ltd.		12,100	4,651	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		38,499	35,121	3	—
LG Electronics S.A. (Pty) Ltd		5,405	5,941	—	3
Qingdao LG Inspur Digital Communication Co., Ltd.		10,017	5,016	—	—
Others		9,747	9,301	2,056	1,744

	~~W~~	132,490	117,483	104,325	153,570

	~~W~~	4,400,443	5,165,756	1,284,498	1,469,866

(*)	Excluded from related parties due to disposal of equity investments during the three-month period ended March 31, 2017.

26.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017			2016
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	83	—	—
YAS Co., Ltd.		—	83	—	—

	~~W~~	—	166	—	—

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2017 and 2016 and as of March 31, 2017 and December 31, 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)	For the three-month period ended March 31, 2017			March 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	205,512	—	92,185
Serveone Co., Ltd.		115	277,529	19,626	334,258
Serveone (Nanjing).Co., Ltd.		—	3,838	—	3,704
Silicon Works Co., Ltd.		—	147,017	—	105,333
LG CNS Co., Ltd.		37	18,935	—	16,295
BizTech Partners Co.,Ltd.		—	413	—	454
LG N-Sys Inc.		—	2,765	—	11,463
LG SPORTS Ltd.		—	—	—	165
LG International Corp.		3,815	2,494	12,492	1,044
LG International (America) Inc.		5,147	36,830	4,298	22,458
LG International (Japan) Ltd.		—	200,728	—	59,996
LG International (Singapore) Pte. Ltd.		121,939	74	92,261	17
LG International (Deutschland) GmbH		—	8,679	—	3,224
Pantos Logistics Co., Ltd.		14	24,413	—	8,239
Pantos Logistics (Shanghai) Co., Ltd.		—	4,430	—	1,448
Pantos Logistics Poland		—	193	—	72

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended March 31, 2017			March 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Management Development Institute		—	2,009	3,480	170
GIIR Inc.	~~W~~	—	102	—	—
HS Ad Inc.		—	728	—	1,073
LG Corp.		—	15,699	8,016	94
Lusem Co., Ltd.		5	499	1	417
LG Uplus Corp		51	185	—	5
Others		433	182	2	54

	~~W~~	131,556	953,254	140,176	662,168

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended March 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	13	252,951	30	98,185
LG Household & Health Care, Ltd.		442	562	—	—
Serveone Co., Ltd.		132	177,191	19,626	377,967
Serveone (Nanjing).Co., Ltd.		—	4,621	—	3,183
Silicon Works Co., Ltd.		—	151,982	13	106,313
Hi Logistics Co., Ltd.		10	7,506	—	—
Hi Logistics Europe B.V.		—	237	—	—
LG CNS Co., Ltd.		167	20,234	—	87,574
LG CNS China Inc.		—	114	—	72
LG N-Sys Inc.		—	1,261	—	9,259
LG SPORTS Ltd.		—	—	—	165
LG International Corp.		64	2,887	16,951	1,114
LG International (America) Inc.		6,874	2,205	3,587	20,449
LG International (Japan) Ltd.		—	95,401	3,054	121,790
LG International (Singapore) Pte. Ltd.		154,178	620	31,071	—
LG International (Deutschland) GmbH		—	—	—	4,935
Pantos Logistics Co., Ltd.		—	13,465	—	8,183
Pantos Logistics (Shanghai) Co., Ltd.		—	4,069	—	1,819
Pantos Logistics Poland		—	162	—	110
LG Management Development Institute		—	1,883	3,480	376

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended March 31, 2016			December 31, 2016
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
HS Ad	~~W~~	—	533	—	1,465
LG Corp.		—	13,427	7,937	—
Lusem Co., Ltd.		5	909	1	309
LG Uplus Corp		—	134	—	22
Others		10	88	2	203

	~~W~~	161,895	752,442	85,752	843,493

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Short-term benefits	~~W~~	1,317	714
Expenses related to the defined benefit plan		93	508

	~~W~~	1,410	1,222

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

27.	Subsequent Event

In April 2017, the Company received advances from a customer amounting to USD 500 million (~~W~~565,950 million) in aggregate in connection with long-term supply agreements. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the sale of products thereafter. The Company received a payment guarantee from KEB Hana Bank relating to advances received. (Details of payment guarantees are described in note 14)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 15, 2017	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President